AEOLUS PHARMACEUTICALS, INC.
26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691
(949) 481-9825

February 11, 2016

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:              Aeolus Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-209119

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the Staff make effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-209119) (the "Registration Statement") of Aeolus Pharmaceuticals, Inc. (the "Company").  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on February 12, 2014, or as soon as practicable thereafter.  We hereby authorize Brian J. Lynch of Drinker Biddle & Reath LLP, our outside legal counsel, to orally modify or withdraw this request of acceleration.

The Company acknowledges the following:
•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Lynch at (215) 988-1119.  Thank you for your assistance in this matter.

Very truly yours,

AEOLUS PHARMACEUTICALS, INC.

By:	/s/ David C. Cavalier
	Name:	David C. Cavalier
	Title:	Chairman and Chief Financial Officer